भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन [redacted]

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
[redacted]ai 400 021.
'ax: 91-22-2285 5348
/Telephone: (022) 2288 3888

04030929

क्रमांक / No. : CO / S & B / VR/2004/1491 / Date : 28.05.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1440 dated the May 28, 2004 addressed to Bombay Stock Exchange alongwith a copy of audited working results of the Bank for the year ended the 31st March, 2004.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

dw 6/22

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/1440

दिनांक / Date : 28.05.2004

Dear Sir,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2004

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2004, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2004

Rs. in crores

Particulars	Nine month ended	Quarter ended		Year ended		Consolidated Year Ended	
	31.12.2003	31.03.2004	31.03.2003	31.03.2004	31.03.2003	31.03.2004	31.03.2003
Interest Earned (a)+(b)+(c)+(d)	22821.64	7638.84	8020.67	30460.48	31087.02	41356.06	41027.50
(a) Interest/discount on advances/bills	8451.30	2815.87	2752.78	11267.17	11229.10	16454.25	16171.11
(b) Income on Investments	11613.16	4102.35	4073.47	15715.51	15257.64	21108.81	19971.64
(c) Interest on balances with Reserve Bank of India and other interbank funds	2179.19	320.20	709.72	2499.39	3273.67	2731.34	3478.08
(d) Others	577.99	400.42	484.70	978.41	1326.61	1061.66	1406.67
Other Income	5529.92	2082.53	2206.40	7612.45	5740.26	11128.10	8227.04
(A) TOTAL INCOME (1+2)	28351.56	9721.37	10227.07	38072.93	36827.28	52484.16	49254.54
Interest Expended	14948.92	4325.24	5253.31	19274.16	21109.46	25472.04	27249.52
Operating Expenses (e) + (f)	6214.50	3030.81	2465.76	9245.31	7942.42	12444.19	10668.63
(e) Payments to and provisions for employees	4324.57	2123.12	1729.79	6447.69	5688.71	8377.77	7432.53
(f) Other Operating Expenses	1889.93	907.69	735.97	2797.62	2253.71	4066.42	3236.10
(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	21163.42	7356.05	7719.07	28519.47	29051.88	37916.23	37918.15
(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	7188.14	2365.32	2508.00	9553.46	7775.40	14567.93	11336.39
(D) Provisions and Contingnecies	3011.16	1616.94	1062.40	4628.10	2507.89	6350.33	3975.79
— of which provisions for Non-performing assets	2660.32	1042.43	1292.43	3702.75	2592.43	5338.49	3648.09
(E) Provision for Taxes	1368.44	-124.08	708.05	1244.36	2162.51	2458.23	3029.70
(F) NET PROFIT (C - D - E)	2808.54	872.46	737.55	3681.00	3105.00	5759.37	4330.90
(G) NET PROFIT AFTER MINORITY INTEREST						5531.10	4199.01
Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30
Reserves excluding revaluation reserves	16677.08	19704.98	16677.08	19704.98	16677.08	26910.12	21988.20
Analytical Ratios							
(i) Percentage of shares held by Govt.of India	nil	nil	nil	nil	nil	nil	nil
(ii) Capital Adequacy Ratio	14.74%	13.53%	13.50%	13.53%	13.50%	14.43%	14.03%
(iii) Earnings Per Share	53.36 (not annualised)	16.57 (not annualised)	14.01 (not annualised)	69.94	59.00	105.09	79.78
(iv) (a) Amount of gross non-performing assets	13846.37	12667.21	13506.07	12667.21	13506.07		
(b) Amount of net non-performing assets	4075.97	5441.73	6183.00	5441.73	6183.00		
(c) % of gross NPAs	9.16%	7.75%	9.34%	7.75%	9.34%		
(d) % of net NPAs	2.88%	3.48%	4.50%	3.48%	4.50%		
(v) Return on Assets (Annualised)	0.96%	0.94%	0.86%	0.94%	0.86%		
Shareholding pattern							
(a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700		
...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%		
(b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178		
...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%		

The Central Board have declared a dividend of Rs.11/- per share for the year ended 31st March 2004.

Payments to and provisions for Employees for the year ended 31st March 2004 include an amount of Rs.354.51 crore (Rs.265.89 crore for the 9-month period ended 31st December 2003 and Rs.88.62 crore for the quarter ended 31st March 2004) towards writing off on pro-rata basis, Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01. The remaining amount of Deferred Revenue Expenditure of Rs.354.52 crore will be amortised in the FY 2004-05, in accordance with RBI guidelines.

Effective from year 2003-04, profit or loss on sale of investments has been accounted for transaction-wise on the settlement date, based on actual sales value and weighted average cost of purchases whereas in the previous years it was accounted for at the year end, based on the weighted average price for the whole year for both purchases and sales. As a result of this change, profit for the year is higher by Rs.693.70 crores.

The provisions and contingencies include an adhoc provision of Rs.400.00 crores towards arrears of salary payable to the employees, pending settlement of wage revision under industry level negotiations.

Provision for non-performing assets includes floating provision of Rs.990.00 crores over and above the minimum provision prescribed by RBI.

In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

Number of Investors Complaints received and disposed of during the quarter ended 31st March, 2004 : (i) Pending at the beginning of the quarter 75. (ii) Received during the quarter 1951. (iii) Disposed of during the quarter 1972. (iv) Lying unresolved at the end of the quarter 54.

The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 28th May 2004.

ata
: 28th May, 2004

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

C. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking and Associates & Subsidiaries)

A. K. PURWAR
Chairman

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2004

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments

Rs. in crores

Business Segments	Banking Operations		Treasury Operations		Elimination		Total	
Particulars	Year ended 31.03.2004	Year ended 31.03.2003	Year ended 31.03.2004	Year ended 31.03.2003	Year ended 31.03.2004	Year ended 31.03.2003	Year ended 31.03.2004	Year ended 31.03.2003
Revenue	31335.29	31250.98	21989.43	21425.89	15413.10	15988.81	37911.62	36690.06
Result	1835.71	2639.31	3815.62	2880.34			5651.33	5519.65
Unallocatedexpenses (net of unallocated income)							725.97	252.14
Operating Profit							4925.36	5267.51
Income Taxes							1244.36	2162.51
Net Profit							3681.00	3105.00
OTHER INFORMATION								
Segment Assets	371366.06	346624.29	203745.14	192371.83	171362.96	181949.26	403748.24	357046.86
Unallocated Assets							4067.04	18829.64
Total Assets							407815.28	375876.50
Segment Liabilities	353095.50	331082.18	201784.76	189356.13	167296.26	161744.86	387584.00	358673.45
Unallocated Liabilities								
Total Liabilities							387584.00	350673.45

Part B : Secondary Segments

Rs. in crores

Geographic Segments	Domestic Operations		Foreign Operations		Total	
Particulars	Year ended 31.03.2004	Year ended 31.03.2003	Year ended 31.03.2004	Year ended 31.03.2003	Year ended 31.03.2004	Year ended 31.03.2003
Revenue	30861.10	35484.31	1050.52	1205.75	37911.62	36690.06
Assets	384033.05	353362.32	23781.83	22514.18	407815.28	375876.50

STATE BANK OF INDIA
AUDIT & APPROPRIATION
CORPORATE CENTRE MUMBAI

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/ 1552

दिनांक / Date : 03.06.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
49TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1545 dated the June 03, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of Notice dated the 7th May, 2004.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/1545

दिनांक / Date : 03.06.2004

Dear Sir,

LISTING AGREEMENT
49TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement , we enclose six copies of the Notice dated the 7th May, 2004, issued by our Chairman advising our shareholders that the 49th Annual General Meeting of the shareholders of the Bank will be held at Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai – 400018(Maharashtra) on Friday, the 9th July, 2004 at 3.30 P.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.

NOTICE

The 49th Annual General Meeting of the Shareholders of the State Bank of India will be held at Nehru Centre Auditorium, Dr.Annie Besant Road, Worli, Mumbai - 400018 (Maharashtra) on Friday, the 9th July, 2004 at 3.30 P.M. for transacting the following business:-

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2004 and the Auditors' Report on the Balance Sheet and Accounts."

(A.K.PURWAR)
CHAIRMAN

Mumbai.
Date : 7th May, 2004

vk\agm\notice1.doc/8

FILE NO. 82.4524

<u>भारतीय स्टेट बैंक</u>

<u>केन्द्रीय कार्यालय मुंबई - 400 021</u>

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 49 वीं वार्षिक महासभा नेहरु सेन्टर आडिटोरियम, डॉ एनी बेसंट रोड, वरली, मुंबई - 400 018 (महाराष्ट्र) में शुक्रवार,दिनांक 09 जुलाई 2004 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

'31 मार्च 2004 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन - पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना'

मुंबई
दिनांक 07 मई, 2004

(अरुण कुमार पुरवार)
अध्यक्ष